Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in millions, except ratio).

	Fiscal Year Ended
	September 24, 2016	September 26, 2015	September 27, 2014	September 28, 2013	September 29, 2012
Earnings:
Income (loss) before provision for income taxes	$415.3	$177.2	$48.1	$(1,192.9)	$(61.7)
Fixed charges	159.8	210.5	226.2	287.2	146.4
Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1
Total earnings (losses)	$575.2	$387.8	$274.4	$(905.6)	$84.8
Fixed charges:
Interest expense	$155.3	$205.5	$220.6	$281.1	$140.3
Estimate of interest within rental expense	4.5	5.0	5.6	6.1	6.1
Total fixed charges	$159.8	$210.5	$226.2	$287.2	$146.4
Ratio of earnings to fixed charges (a)	3.60	1.84	1.21	—	—

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of our income (loss) before provision for income taxes plus our fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and an estimate of the interest portion of rental expense. Interest expense recorded on uncertain tax positions has been recorded in the provision for income taxes and therefore has been excluded from the calculation.

(a)
In fiscal 2013 and 2012, we incurred losses from pre-tax continuing operations, and as a result, our earnings were insufficient to cover our fixed charges by $1.19 billion and $61.5 million, respectively.